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Filed Pursuant to Rule 424(b)(3)
File No. 333-117883

PROSPECTUS

ALDILA, INC.
50,000 SHARES OF COMMON STOCK, $0.01 PAR VALUE

        This prospectus relates to an aggregate of 50,000 shares of Aldila, Inc. common stock, $0.01 par value, issuable by us upon the exercise of a stock option granted by us to Nick Price Group, Inc., a Florida corporation, and then offered for re-sale by the Nick Price Group, Inc. ("NPG"). This stock option was issued in a privately negotiated transaction in connection with a professional endorsement contract. The option was granted as of March 20, 2000 for 150,000 shares, but on June 3, 2002 we implemented a one-for-three reverse stock split, as a result of which the number of shares covered by the option was reduced to 50,000.

        We are filing the registration statement of which this prospectus is a part to provide NPG with freely tradable common stock. This filing is made pursuant to a Registration Rights Agreement between NPG and us. We will receive the exercise price under the option, but we will not receive any proceeds from the sale of the shares by NPG. We have agreed to pay certain registration expenses.

        Our common stock is traded on the NASDAQ national market, under the symbol ALDA. On July 27, 2004 the last reported sales price of our common stock was $10.9955.

        INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Date of this Prospectus is August 13, 2004.

        Neither Aldila, Inc. nor NPG have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

        Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to "Aldila" mean Aldila, Inc. Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to "we," "us," or "our" mean Aldila and its subsidiaries. When we refer to Aldila's "charter" we mean Aldila's articles of incorporation, as amended and supplemented from time to time.

RISK FACTORS ABOUT ALDILA

        "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995.    This prospectus and certain information incorporated herein by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements included or incorporated by reference in this prospectus, other than statements that are purely historical, are forward-looking statements. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions also identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements. These forward-looking statements are based on management's expectations as of the date hereof, that necessarily contain certain assumptions and are subject to certain risks and uncertainties. We do not undertake any responsibility to update these statements in the future. Our actual future performance and results could differ from that contained in or suggested by these forward looking statements as a result of the factors set forth in this prospectus and elsewhere in our filings with the Securities and Exchange Commission.

        Customer Concentration.    Our sales have been, and very likely will continue to be, concentrated among a small number of customers. In 2003, sales to our top five customers represented approximately 68% of net sales. Aldila's principal customers historically have varied, depending largely on the prevailing popularity of the various clubs that contain Aldila shafts. In 2003, Callaway Golf accounted for 21% of net sales, Acushnet Company accounted for 26% of net sales and Ping accounted for 10% of net sales. We cannot predict the impact that general market trends in the golf industry, including the fluctuation in popularity of specific clubs manufactured by customers, will have on our future business or operating results.

        While we have long-established relationships with most of our customers, we are not the exclusive supplier of graphite shafts to most of them. Consistent with industry practice, we generally do not have long-term contracts with our customers. In this regard, Callaway Golf, Acushnet Company and Ping, who collectively represented in excess of 57% of our net sales in 2003, each purchased graphite shafts from two or more other suppliers. In the event Callaway Golf, Acushnet Company, Ping or any other significant customer increases purchases from its other suppliers or adds additional suppliers, we could be adversely affected. Although we believe that our relationships with our customers are good, the loss of a significant customer or a substantial decrease in sales to a significant customer could have a material adverse effect on our business and operating results. In addition, sales by our major customers are likely to vary dramatically from time to time due to fluctuating public demand for golf equipment generally and for their specific products.

        Competition.    Aldila operates in a highly competitive environment for golf equipment sales. We believe that we compete principally on the basis of our ability to provide a broad range of high quality, performance graphite shafts; our ability to deliver customized products in large quantities and on a timely basis; the acceptance of graphite shafts in general, and Aldila shafts in particular, by professionals and other golfers, whose preferences are to some extent subjective; and, finally, price.

        Aldila competes against both domestic and foreign shaft manufacturers. Some of our current and potential competitors have greater resources than Aldila. We also face potential competition from those golf club manufacturers that currently purchase golf shaft components from outside suppliers but that may have, develop or acquire the ability to manufacture shafts internally.

        As we further enter into the manufacture and sale of prepreg products, we compete with other producers of prepregs, many of which have substantially greater research and development, managerial and financial resources than us and represent significant competition for us.

        New Product Introduction.    We believe the introduction of new, innovative golf shafts using graphite or other composite materials will be critical to our future success. We emphasize research and development activities in connection with carbon fiber and other composite material technology; however, there can be no assurance we will continue to develop competitive products, that we will be able to develop or utilize new composite material technology in a timely manner or on a competitive basis, or that we will otherwise respond to emerging market trends.

        Although we believe we have generally achieved success in the introduction of our customized graphite golf shafts, specifically the Aldila NV™, no assurance can be given we will be able to continue to design and manufacture products that meet with market acceptance, either on the part of club manufacturers or golfers. Rules and interpretations of the United States Golf Association ("USGA") also influence the design of new graphite golf shafts. There can be no assurance that any new products will receive USGA approval or that existing USGA standards will not be altered in ways that adversely affect the sales of our products.

        Reliance on Off-Shore Manufacturing Facilities.    We operate manufacturing facilities in Tijuana, Mexico and Zhuhai, People's Republic of China. We pay certain expenses of these facilities in Mexican pesos and Chinese renminbis, respectively, which are subject to fluctuations in currency value and exchange rates. We operate a shaft manufacturing facility in Tijuana, Mexico pursuant to the "maquiladora" duty-free program established by the Mexican and United States governments. This program enables us to take advantage of generally lower costs in Mexico, without paying duty on inventory shipped into or out of Mexico. We also operate in the People's Republic of China in a special economic zone, which affords special advantages to companies with regards to income taxes, import and export duties and value added taxes. There can be no assurance that the governments of Mexico or the People's Republic of China will continue the programs currently in place or that we will continue to be able to benefit from these programs. The loss of these benefits could have an adverse effect on our business. We are also subject to other customary risks of doing business outside the United States, including political instability, other import/export regulations and cultural differences.

        Raw Material Cost/Availability.    Our gross profit margins, in part, are dependent on the price paid for carbon fiber purchased from outside vendors, and more substantially starting in the latter part of 1998, the cost of production of carbon fiber at the Evanston, Wyoming facility, including the price paid for the acrylic fiber used for the manufacture of carbon fiber and the other costs associated with the operation of the carbon fiber plant.

        We experienced an increase in carbon fiber prices in 1996 and 1997 due to the growth experienced in the use of carbon fiber coupled with relatively little excess capacity. The prices paid by us for carbon fiber leveled in 1998 and decreased during 1999 through 2002, due to excess-capacity in the carbon fiber manufacturing industry. However, that trend began to reverse itself in the later part of 2003. We began to experience increases in certain grades of carbon fiber prices during the later part of 2003. We are not able to predict the timing or extent of any future price changes for carbon fiber; however, we could be negatively impacted if future increases in carbon fiber prices reduce our gross margins.

        We also have relationships with other outside vendors for our additional carbon fiber needs. Depending on market conditions prevailing at the time and the extent to which production at Carbon Fiber Technology, LLC ("CFT") meets expectations, we may face difficulties in obtaining adequate supplies of carbon fiber from external sources to provide for any carbon fiber needs not met internally. If it appears that CFT is not likely to satisfy a significant portion of our needs or if it appears that adequate carbon fiber will not be available in the open market, we may not have made arrangements in advance for the purchase of material amounts of carbon fiber from alternative sources.

        In addition, we are dependent on our internal production of graphite prepreg to support our shaft manufacturing operations and have not secured adequate additional sources of supply should its production of prepreg be interrupted for any reason. The exposure to us resulting from our increasing reliance on our own internal production of the raw materials for our golf shaft business is enhanced because we currently operate only one prepreg facility and have an interest in only one carbon fiber manufacturing facility. Until recently, there has been excess-capacity in these industries. In the past, significant market shortages of both carbon fiber and graphite prepreg have occurred and if they re-occur it could have a negative impact on our financial statements.

        LLC Operating Carbon Fiber Facility.    We started producing carbon fiber at our Evanston, Wyoming facility in 1998. Since October 1999, this facility has been operated by a limited liability company ("LLC"), 50% owned by each of SGL and us. As a result of the operation of this facility through the LLC, we are subject to business and financial risks, such as the risks that SGL will be unable to meet its obligations to the LLC, that there will be operational difficulties resulting from the split ownership, raw material supply problems, changes in demand for carbon fiber based products, or that there will be differences of opinion between the LLC as to future operations leading to an inability to make decisions when required or to the making of decisions not in the best interests of both LLC members.

        Reliance on Carbon Fiber Manufacturing Facility.    Until recently the market for carbon fiber products has been soft. This has limited our ability to take full advantage of the vertical integration provided by the Evanston, Wyoming facility previously owned by us and now owned by the LLC. This facility produces some of the carbon fiber raw material we use in our graphite golf shafts. There may not be a market at attractive prices for any of the type of carbon fiber produced at this facility in excess of the needs of its owners. If the facility does not produce high quality fiber at the anticipated volumes, either because of production shortfalls or limited demand for the facility's carbon fiber, the per pound cost of the fiber produced will likely be higher due to the substantial fixed costs involved in operating a carbon fiber production facility. In addition, if the facility is not capable of producing carbon fiber at sufficient volumes to satisfy the demands of both LLC members, we would be required to purchase additional fiber from third party suppliers, which may not be available in sufficient quantities to satisfy our demands and could result in higher marginal costs to us than fiber acquired from the LLC.

        Potential Cash Flow Shortages.    We have cash and cash equivalents totaling $11.3 million as of March 31, 2004. We anticipate these sources of funds when combined with cash flow generated from operations will be sufficient to finance our business operations at least through 2004. If we are not able to generate the expected cash flows from operations, we could be adversely affected.

        Shaft Manufacturing by Club Companies and One-Stop Shops.    Another factor that could have a negative impact in the future on our sales to golf club manufacturers would be a decision by one of our customers to manufacture all or a portion of their graphite shaft requirements, or to have an increased amount of their requirements filled from one-stop shops (where main components, shaft or head, of the golf club could be purchased and assembled). While we have not to date experienced any material decline in our sales for these reasons, should any of our major customers decide to meet any significant portion of their shaft needs either internally or through one-stop shops, it could have a material adverse impact on us and our financial results.

        Utilization of Certain Hazardous Materials.    In the ordinary course of our manufacturing processes, we use hazardous substances and generate hazardous waste. We have not to date incurred any material liabilities under environmental laws and regulations and believe that we are in substantial compliance with applicable laws and regulations.

        Nevertheless, no assurance can be given that we will not encounter environmental problems or incur environmental liabilities in the future, which could adversely affect our business.

        Dependence on Discretionary Consumer Spending.    Sales of golf equipment have historically been dependent on discretionary spending by consumers, which may be adversely affected by general economic conditions. We believe that golf equipment sales have remained flat in recent periods and may continue to be so in the future. A decrease in consumer spending on golf equipment or, in particular, a decrease in demand for golf clubs with graphite shafts could have an adverse effect on our business and operating results.

        Reliance on Key Personnel.    Our success is dependent on our senior management team, as well as our ability to attract and retain qualified personnel. There is competition for qualified personnel in the golf shaft industry as well as the carbon fiber business. There is no assurance that we will be able to retain our existing senior management personnel or to attract additional qualified personnel.

        Justice Department Investigation.    During 1999 we received a subpoena for documents from the Antitrust Division of the U.S. Department of Justice in connection with the on-going investigation of an alleged price fixing conspiracy in the carbon fiber and graphite prepreg industries. The Department of Justice has since informed us that we are not currently a target of the investigation, although it has indicated that, as a matter of policy, it has not cleared us of any involvement in the alleged conspiracy. We intend to continue to cooperate with the Department of Justice's investigation.

ABOUT ALDILA, INC.

        Aldila is a leading designer and manufacturer of high-quality innovative graphite (carbon fiber-based composite) golf shafts in the United States today and has maintained this position for over a decade. We conduct our operations through our subsidiaries, Aldila Golf Corp. ("Aldila Golf") and Aldila Materials Technology Corp. Aldila enjoys strong relationships with most major domestic and many foreign golf club manufacturers including Callaway, TaylorMade-addidas Golf, Ping and Acushnet Company. Aldila believes that it is one of the few independent shaft manufacturers with the technical and production expertise required to produce high-quality graphite shafts in quantities sufficient to meet demand. Our current golf shaft product lines consist of Aldila branded products designed for custom club makers, as well as custom shafts developed in conjunction with our major customers. These product lines are designed to improve the performance of any level of golfer from novice to tour professional.

        In 1994 we started production of our principal raw material for shafts, graphite prepreg, which consists of sheets of carbon fibers combined with epoxy resin. We now produce substantially all of our graphite prepreg requirements internally. In 1998 we established a manufacturing facility in Evanston, Wyoming for the production of carbon fiber in an effort to further vertically integrate our manufacturing operations. On October 29, 1999, SGL Carbon Fibers and Composites, Inc. ("SGL") purchased a 50% interest in our carbon fiber manufacturing operation. SGL and Aldila entered into an agreement to operate the facility through a new limited liability company with equal ownership interests between the LLC members. This new entity is called Carbon Fiber Technology, LLC ("CFT"). We (and SGL) also entered into supply agreements with the new entity for the purchase of carbon fiber at cost plus an agreed-upon mark-up. Profits and losses of CFT are shared equally by Aldila and SGL.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of shares of common stock by NPG but have agreed to pay certain expenses of registration of the shares under federal and state securities laws. We will receive the exercise price under the option for the common shares being re-sold under this prospectus. We intend to use the proceeds of the exercise of the option for our general operating expenses.

SELLING SECURITY HOLDER

        To our knowledge, NPG owns 1,300 shares of our common stock, other then those being offered pursuant to this prospectus. NPG may own additional shares that are not reflected in this prospectus.

        Beneficial ownership in the following table is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"). In computing the number of shares beneficially owned and the percentage ownership, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the July 30, 2004 are deemed outstanding. To our knowledge, except as set forth in this table, NPG has sole voting and investment power with respect to the shares.

        Since NPG may sell all, some or none of its shares pursuant to this offering, we cannot estimate the number or percentage of shares of common stock that it will own upon completion of the offering to which this prospectus relates. For purposes of this table, however, we have assumed that, after completion of this offering, NPG will hold none of the shares covered by this prospectus and will retain the 1,300 shares it currently holds.

Selling Shareholder	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Common Stock that May Be Sold in This Offering		Shares of Common Stock Beneficially Owned After the Offering	Percentage of Common Stock Beneficially Owned After the Offering
Nick Price Group, Inc., a Florida corporation(1)	51,300	(2)	50,000	(2)	1,300	Less than 1%

(1)
Nick Price Group, Inc., a Florida corporation is 100% owned by Nick Price, an individual.

(2)
50,000 to be acquired by exercise of the stock option.

        The shares being sold or offered pursuant to this prospectus will have been acquired by NPG pursuant to the exercise of a stock option granted as of March 20, 2000 as partial consideration for an endorsement contract between Aldila and NPG requiring Nick Price to use certain Aldila products and allowing Aldila to use the name and likeness of Nick Price for promoting Aldila shafts in certain forms of media. Aldila also paid certain other consideration to Nick Price for each Professional Golf Association Tour event in which Mr. Price played Aldila graphite iron shafts. Pursuant to a letter agreement as of January 1, 2003 this endorsement agreement was extended for a one-year period, and for continuing one-year periods thereafter, until terminated by either party.

        The stock option originally provided for a right to purchase 150,000 shares of Aldila common stock, $0.01 par value, at a price of $1.63 per share. The option further provides that if the market price of our common stock is less than $3.13 per share at the time of exercise, NPG may elect to receive $1.50 per share in the form of cash in lieu of exercising the option and purchasing the stock.

        Following a one-for-three reverse stock split by Aldila as of June 3, 2002, the stock option now provides for a right to purchase up to 50,000 shares of Aldila common stock, $0.01 par value, at a price of $4.89 per share, with a right to elect to receive cash in the amount of $4.50 per share if the market price of Aldila common stock is below $9.39 per share at the time of exercise of the stock option.

        The option became fully vested as of March 20, 2003, and provides for appropriate adjustments in the event of stock splits, merger, consolidation, reorganization, stock dividend or other changes in corporate structure or capitalization affecting Aldila's common stock. The option may be exercised within thirty days of the termination of the endorsement agreement between Aldila and NPG. The option expires thirty days after the termination of the endorsement agreement.

        The option is transferable only to Nick Price, or by will or descent upon his death.

        Within the last three years Mr. Price has not held any position, office or other material relationship with Aldila, or its subsidiaries or affiliates.

PLAN OF DISTRIBUTION

        This prospectus relates to the offer and sale from time to time by NPG of up to 50,000 shares of Aldila common stock, par value $0.01 per share, to be issued to NPG by Aldila upon exercise of certain stock options by NPG.

        We are registering the shares of common stock to provide NPG with freely tradeable securities, but the registration of these shares does not necessarily mean that NPG will offer or sell any of the shares.

        We will not receive any proceeds from the issuance of the shares of common stock (other than the exercise price upon exercise of the option) or from the sale of the shares pursuant to this prospectus, but we have agreed to pay certain expenses of the registration of the shares. NPG may from time to time sell the shares directly to purchasers. Alternatively, it may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from NPG and for the purchasers of the shares for whom they may act as agent. NPG and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act. Such sales may occur from time to time as follows:

  •
  Block trades in which the brokers or dealers so engaged will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

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  Purchase by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;

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  Ordinary brokerage transactions and transactions in which the broker solicits purchasers;

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  In privately negotiated transactions not involving a broker or dealer;

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  A combination of any of the foregoing methods.

        The shares may also be sold pursuant to Rule 144 under the Securities Act, if available, rather than under this prospectus.

        In effecting sales, brokers or dealers engaged to sell shares pursuant to this prospectus may arrange for other brokers or dealers to participate from time to time.

        In connection with distribution of the shares of common stock covered by this prospectus, NPG may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with NPG. NPG also may sell the common stock short and deliver the common stock to close out such short positions, or may enter into option or other transactions with broker-dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares.

LEGAL MATTERS

        The validity of the shares of common stock that may be sold by NPG pursuant to this prospectus have been passed upon for us by Seltzer/Caplan/McMahon/Vitek, A Law Corporation.

EXPERTS

        The consolidated financial statements of Aldila and subsidiaries as of December 31, 2003, and the related financial statement schedules, have been incorporated by reference from Aldila's Annual Report on Form 10-K/A for the year ended December 31, 2003 into this prospectus and elsewhere in the registration statement in reliance upon the report of Peterson & Co., LLP, independent certified public accountants, which is incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        The financial statements and the related financial statement schedules as of December 31, 2002, and for each of the two years in the period ended December 31, 2002 incorporated in this prospectus by reference from Aldila's Annual Report on Form 10-K/A for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov).

        We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

    •
    Annual Report on Form 10-K/A for the year ended December 31, 2003;

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    Quarterly Reports on Form 10-Q for the period ended March 31, 2004 and June 30, 2004;

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    Any Current Reports on Form 8-K or Form 8-K/A since December 31, 2003 (other then those furnished under Items 9 or 12 of Form 8-K);

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    The description of our common stock, par value $0.01, contained in a Registration Statement on Form 8-A filed on June 4, 1993.

    •
    All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than current reports furnished under Items 9 or 12 of Form 8-K) after the date of this prospectus and prior to the termination of the offering.

        To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Aldila, Inc., 13450 Stowe Drive, Poway, California 92064-6860 (858) 513-1801, Attention: Secretary.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

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  PROSPECTUS
RISK FACTORS ABOUT ALDILA
ABOUT ALDILA, INC.
USE OF PROCEEDS
SELLING SECURITY HOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES